Exhibit 4.8

Education Program Cooperation Agreement made this              day of                    , 2008

BETWEEN:

CIBT EDUCATION GROUP INC.

("CIBT")

AND

FAR EASTERN UNIVERSITY ("FEU")

RECITALS:

A.            This Agreement is signed by CIBT and FEU under the principles of honesty, trust and mutual respect.

B.            Both Parties have shown a level of attainment and recognition for their programs, students and accomplishments. FEU and CIBT have shown a desire in education and history of teaching students with a combined learning era of almost 200 years,

C.            This level of professionalism, dedication, academics and business integrity have allowed the Parties the opportunity to form an educational alliance to be operated at the FEU Campus and/or in other locations to be agreed upon.

D.            Sprott Shaw Degree College Corp. ("SSDC") is a wholly owned subsidiary of CIBT which operates in a variety of locations in British Columbia, Canada and offers programs which are similar to the Programs which the Center (as defined below) will offer in the Philippines.

E.            The purpose of this Agreement is to outline the steps to move forward to a prompt and amiable educational alliance and to identify a list of details to be agreed upon between the Parties in relation to this educational alliance.

1.             Parties:

1.1.         CIBT: CIBT Education Group Inc

International Head Office

Address: 1200 - 777 West Broadway, Vancouver BC, Canada V5Z 4J7

Tel: (604) 871-9909

Fax: (604) 871-9919

Legal Representative: Toby Yam-Chung Chu, President & CEO

1.2.         FEU: Far Eastern University

Address: Nicanor Reyes Street, Sampaloc, Manila 1015 Philippines

Telephone: 735-5621

Legal Representative: Dr. Lydia Echauz, President

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2.           Cooperative Organization:

2.1.         CIBT will create a separate legal entity for the purpose of operating the CIBT International Education Center (the "Center").

2.2.         The Center's operations will be located at the site (the "Site") mutually agreed upon by the Parties, either at the existing FEU campus located on Nicanor Reyes Street, Sampaloc, Manila 1015 Philippines or the proposed new FEU Campus.

2.3.         The Center's vision and strategy shall be complementary to and operated in accordance with the mutually agreed operating principles and procedures of FEU, Sprott Shaw Degree College Corp. (a subsidiary of CIBT) and CIBT.

3.            Cooperation Principles and Objectives

3.1.         The Parties agree upon the following cooperation principles for the operation of the Center:

3.1.1       GMT and FEU shall introduce to the Center innovative education ideas and management models to widen the scope of course offerings from the FEU Campus and ensure proper education quality.

3.1.2       The Center shall train students in applied technology of high market demands and international students according to agreed requirements and development goals.

3,1.3       Initially, the Center's proposed programs will be applied vocational skill training and career training programs (the "Programs") such as, by way of example, Practical Nursing and Resident Care Attendant programs. Programs will be subject to change according to market demand.

3.2.         The Parties agree upon the following objectives for the operation of the Center:

3.2.1       To develop the Center as an international education centre and provide students with a western-style studying environment by introducing CIBT's investment, programs and facilities in complement with the contributions of FEU as set out in this Agreement;

3.2.2       To introduce educational resources through CIBT, including international core programs and international instructors from well-established foreign institutions;

3.2.3       To provide Center students with interactive teaching methods by foreign teachers using video conference and distance learning teaching systems provided by CIBT;

3.2.4       CIBT shall introduce qualified foreign instructors from popular educational fields to teach in the Center through a combination of in-class instruction and video, giving the Center students teaching programs using a combination of foreign instructors and domestic instructors provided by FEU.

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4.           Cooperation Procedures and Investments

4.1.         Following the execution of this Agreement, the Parties agree as follows:

4.1.1       The primary program shall be the Resident Care Attendant Program to be offered by the Center. Recruitment process to begin for students as set out in this Agreement.

4.1.2       FEU shall provide classrooms and other basic facilities.

4.1.3       CIBT shall complete Center construction required with FEU's assistance.

4.1.4       Following completion of steps set out above, the Center will commence operations and students will start classes.

4.2.         The Parties will provide the following investment for development and operation of the Center.

4.2.1     CIBT will provide investment in the Center for video conferencing and equipment, recruiting foreign teachers, establishing career counselling and sourcing services, providing management personnel and providing software, etc. for commencing the day-to-day operations of the Center when necessary, CIBT shall consider increasing the amount of its investment for the Center's regular operations.

4.2.2     FEU will provide a fixed teaching area at the site of approximately 160 square meters including 2 classrooms with a capacity for 40 students and 80 square meters each, basic teaching facilities, plus an office of which is 41.5 square meters with a capacity for at least 4 people, both free of rent or other costs during the term of this Agreement. Location of the classrooms and office will be on the 6th floor in the nursing building.

4.2.3     FEU shall also provide and maintain during the term of this Agreement cables and other electronic connections to the Site and Internet connection (including initial set-up) with band width no less than 9 MB. FEU will increase the classroom and office area as the Center's additional programs expand.

4.3.         CIBT/Center and FEU shall each retain ownership of their separate capital assets. During the term of this Agreement, the Center shall have the right to use all such capital assets for the Programs.

5.            Rights and Responsibilities

5.1          CIBT will have the following rights and responsibilities in addition to those set out in other parts of this Agreement:

5.1.1       CIBT is responsible for any construction, management and operation of the multi-media classrooms at the Site;

5.1.2       The Center will permit FEU to use the classrooms when the classrooms are not being used by the Center for its classes and other activities. An exact timetable shall be determined by CIBT and FEU's staff members from the Center.

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5.1.3       CIBT will cause the Center to establish a financial management system for the Center for the collection of relevant fees.

5,1 .4      The Center shall pay 10% percent of the Center's collected revenue ("Collected Revenue") to FEU within 30 days of each SSDC "Period. There are 13 periods and "starts" in every fiscal year. The SSDC fiscal year operates from September to August. The Center and FEU shall pay to each other the amount of final adjustment (of Collected Revenue) within 20 days upon receipt of the annual internal statements prepared by the SSDC Controller and delivered to FEU. This payment shall serve as full compensation to FEU for all services and obligations under this Agreement, except for actual salaries for instructors provided by FEU to teach courses offered by the Center as set out in Appendix I.

5.1.5       Collected Revenue is defined as Gross Revenue less agent's commission and scholarship contribution.

5.1.6       CIBT shall appoint management staff to manage the daily operations of the Center, including marketing, consulting, student management, teaching quality control and inspection.

5.1.7       CIBT shall provide to the Center curriculum, testing standards and other teaching materials for the foreign programs.

5.1.8       CIBT shall assist FEU in marketing and recruitment.

5.1.9       The Center shall deliver certain courses through the video conference system and CIBT will provide to the Center instructors who will teach in the Center and/or from China and/or Canada using video conferencing and other distance learning technology.

5,1.10     With FEU's assistance, CIBT will manage the Center's operating campus management system, student registration and performance management such as evaluating students' eligibility, registration and enrolment, and credit management.

5.1.11     CIBT will provide access to supportive measures and information to introduce students to the Canadian culture and work place.

5.1.12     CIBT shall provide training to the Center's program assigned personnel.

5.1.13     CIBT will set up a sales office within the Center for direct recruitment of students to Sprott Shaw Degree College in Canada.

5.1.14     CIBT will assist FEU in the marketing of programs from CIBT's education institutions in China to FEU.

5.2.         FEU will have the following rights and responsibilities in addition to those set out in other parts of this Agreement:

5.2.1       FEU shall provide dormitory accommodations for foreign instructors who are teaching the Programs at double occupancy (up to four total occupants) at no cost to such instructors.

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5.2.2       FEU shall provide resources, facilities and personnel as the programs grow.

5.2.3       FEU shall coordinate and liaise with appropriate government departments and organizations to obtain necessary permits and licenses and required consents to establish the Center and operate the Programs.

5.2.4       FEU shall be responsible for filling recruitment quotas.

5.2.5       FEU shall assist in recruiting and student admissions and shall use its best efforts to accomplish recruiting plan set and agreed by both parties as set out in Appendix III and revised from time to time.

5.2.6       FEU shall assist in supporting student registration, classroom management, logistic support and security of the students and facilities.

5.2.7       FEU shall assist in providing graduates with career services.

5.2.8       FEU shall be responsible for providing instructors and delivering its part of each Program as determined by CIBT, acting reasonably and in the best interests of the Center.

5.2.9       FEU shall arrange practical training and clinical placements for students of the Center with the assistance of the Center staff.

5.3.          Both parties agree on:

5.3.1       Neither of the parties may rent out nor sublet the classroom to a third party without permission from the other party; in principle, the multi-media classroom shall only be used for the Programs.

5.3.2       CIBT and FEU will work together to ensure the standards and facilitation of the Programs maintain the levels that both Parties pride themselves upon.

5.3.3       For the Programs which are offered at the Center, teachers assigned by CIBT and FEU will teach a selection of SSDC curriculum, as determined by CIBT, acting reasonably and in the best interests of the Center.

5.3.4       Students will have the option to apply for overseas positions in Canada within their educational field. This will be facilitated by an outside source agency, working solely in a job placement capacity. Both parties will market these resources to students.

5.3.5       Students upon entry in Canada will have access to supportive measures and information for the transformation into the Canadian Culture and work place.

6.             Management Organization

6.1.          CIBT shall appoint a Director for the Center who will take principal responsibility of the daily operations and strategic management issues.

7.             Instructor Training and Costs

7.1.          SSDC will provide an orientation for instructors going to the Philippines to be familiarized prior to the commencement of the Programs offered in the center at FEU

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7.2.         The instructors' orientation will consist of observation, methodology of instruction, along with the policies and procedures of Sprott Shaw Degree College provided by a SSDC instructor.

7.3.         All instructors, unless already a part of the SSDC and/or CIBT organization, will be recruited and trained in accordance with SSDC standards prior to teaching at the Center.

7.4.         All instructors' credentials will be inspected and audited by SSDC as part the Center's internal support for hiring and training of instructors.

7.5.         CIBT will provide to the trainee-instructors, upon completion of their training, a letter of completion indicating the competency of the instructor in the classroom setting.

7.6.         CIBT, with the assistance of SSDC, will recruit and train foreign instructors going to the Philippines who shall be assigned to teach selected programs at the Center.

7.7.         All advertising costs will be the responsibility of SSDC and CIBT for the recruitment of foreign instructors.

8.            TERMS AND CONDITIONS

8.1.         All teaching materials and curriculum are and will remain the sole property of the Center and may not be sold or loaned to any other institution, school or entity whatsoever and will only be used for the purpose of teaching at the Center.

8.2.         FEU agrees to sign a confidentiality and copyright agreement for Center curriculum.

8.3.         CIBT will provide curriculum support for all offerings utilized by the Center through semi-annual updates or when any changes occur.

8.4.         Upon commencement of the instruction of the diploma programs by FEU at the Center, support will be provided for any changes and updates to the curriculum by means of the CIBT-FTP curriculum database or Sprott Shaw Community College Distributed File system, fax or mail which will be made accessible to Far Eastern University through the Director of the Center.

8.5.         Upon commencement of operation of the Center, SSDC will provide to FEU electronic access to pertinent curricula in preparation for the delivery of Resident Care Attendant (Primary Launch) program and Practical Nurse program (Secondary Launch).

8.6.         CST will attend the initial opening / ribbon cutting ceremony in 2008,

9.            Financial Management and Plan:

9.1.         Independent financial management system will be established for the cooperation program. CIBT is responsible to construct the financial management system for the Center and collect relevant fees.

9.2.         Method of payment for any teaching or training expenses to institutions or companies in foreign countries shall be subject to the laws of Canada.

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9.3          CIBT and FEU shall bear and pay their own individual taxes incurred in respect of this Agreement and the operations of the Center.

9.3.         The tuition fee standard of the cooperation programs will be determined according to the costs of running the Programs, as well as government pricing guidelines, marketing factors and consumer price index and initially will be as set out in Appendix II.

9.4          Center financial statements will be prepared in accordance to the internationally standard of Generally Accepted Accounting Principles (GAAP).

10.          Breach of Contract / Cancellation Policy

10.1.       Should FEU violate this Agreement, CIBT will issue a letter outlining the violation and a list of recommendations to be implemented and adhered to for the purpose of rectifying any such violations and errors that may have occurred. The recommendations are expected to be implemented within a 30 day period and proof thereof will be submitted by FEU within the said 30 days.

10.2.       Should it be deemed necessary, CIBT may, at its option, issue a second letter outlining recommendations and any improvements that will be expected to be made by FEU. The grace period for implementation of the second letter will be an additional 35 days from the date of issue.

10.3.       Should FEU not remedy all violations and/or implement required changes within the specified time period then CIBT may, at its option and in addition to all other remedies, send a notice of cancellation effective on the date set out therein.

10.4.       In case of breach of this agreement by any Party during the term of this agreement, the Party that has caused the breach of agreement shall be responsible for compensating the Party that has suffered losses as a result from the breach according to relevant laws and regulations.

10.5.       FEU guarantees that the Center will achieve the enrolment targets agreed by both Parties for the Programs. CIBT has the right to terminate this Agreement if the Center fails to reach the mutually agreed enrolment targets for a consecutive of two years following the launch of the Programs, in which case FEU shall reimburse 50% of the construction expenses of the Center to CIBT.

10.6.       Both parties agree that in case of any lawsuits, the Party that has caused the breach of Agreement shall bear all legal expenses for both Parties.

11.          Miscellaneous

11.1.       The establishment, effectiveness, interpretation, and compliance of this agreement shall be governed under the relevant laws of Canada.

11.2        "All unsettled disputes arising out of or in connection with the present contract shall be finally settled under international Arbitration by one or more mutually agreed upon arbitrators appointed in accordance with the said rules.

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11.3        This agreement is written in English as the language for this contract and will be used between the organizations for same effectiveness.

11.4        When the Center is established, it will become a party to this Agreement and have all of the benefits accorded to it hereunder.

12.          Terms of agreement, Amendment, Change, Renewal and Termination:

12.1.       This Agreement shall be effective from the date hereof until December 31, 2018 (the “term of this Agreement”) unless terminated before that date in accordance with the provisions of this Agreement.

12.2.       CIBT and FEU may make amendments of this Agreement on issues not covered within this document. These amendments shall not be effective and or take place until both parties reach a written agreement.

12.3.       CIBT and FEU may hold discussions 6 months prior to the expiry date of this Agreement to determine whether to terminate or extend the same.

12.4.       CIBT and FEU shall follow the plans below upon termination.

12.4.1     CIBT has the right to retain and remove all facilities and assets as invested by CIBT and/or the Center, including furniture, computers equipment and instruments, etc.

12.4.2     FEU has the right to retain the classroom, office, and the access right to the same.

12.4.3     Both Parties shall make appropriate arrangements for enrolled students and deal with related issues.

12.4.4     CIBT and/or FEU may terminate this Agreement if it is impossible or would be commercially unreasonable to perform due to uncontrollable factors such as earthquakes, floods, fires, wars, social convulsions and riots. Discussions would take place between CIBT and FEU to decide if the Agreement between both parties will be terminated.

12.4.5     CIBT and FEU shall not take any responsibility for the economic damages or losses as a result of the uncontrollable factors as listed in Item 12.1. Discussions regarding the termination of the contract and post-termination issues are to be held fairly and effectively.

There are 4 original copies of this Agreement that have the same binding power, 2 for each party.

CIBT: CIBT Education Group Inc.	FEU: Far Eastern University

/s/ Toby Chu	/s/ Lybia B. Echauz
Representative: Vice Chairman & CEO	Representative: Toby Chu

Date:	Date:

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Appendix I: Courses Taught by FEU and Course Teaching Fee Standard

	Cooperation Programs	FEU Teaching Remuneration per Hour approx.

1	Resident Care Attendant	168.00 pesos — T.B.A

	Practical Nursing	T.B.A.

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Appendix II: Program Tuition Fee Standard and FEU's Income

	Cooperation Programs	Tuition Fee (per student)

1.	Resident Care Attendant	51,000 — 55,000 EST,

2.	Practical Nursing	T.B.A.

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Appendix III: Student Recruitment Plan/Enrolment Target

1	Resident Care Attendant	Sept.1, 2008 — August 31, 2009 — (290 students)

2	Practical Nursing	T.B.A.

	Total	290

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